Exhibit 99.1

Luxoft Holding, Inc Reports Results for Three Months Ended June 30, 2013

Tortola, BVI — August 13, 2013 —/BusinessWire/ — Luxoft Holding, Inc (NYSE: LXFT), a leading provider of software development services and innovative IT solutions to a global client base, today announced results for the three months ended June 30, 2013.

Highlights — Three Months Ended June 30, 2013

•                  US GAAP revenue amounted to $83.8 million, an increase of 18% year over year.

•                  Earnings before interest, taxes, depreciation and amortization (EBITDA) adjusted for stock based compensation was $14.4 million and EBITDA margin was 17.1%, compared to $9.8 million and 13.8% in the year-ago quarter.

•                  Diluted earnings per share (EPS) on a US GAAP basis was $0.32, compared to $0.17 in the year-ago quarter.

•                  Diluted EPS on a non-GAAP basis was $0.36, compared to $0.23 in the year-ago quarter.

Revenue for the three months ended June 30, 2013 increased to $83.8 million, up 18% from $71.0 million for the same period a year ago. EBITDA adjusted for stock based compensation was $14.4 million and corresponding margins of 17.1%, as compared to $9.8 million and 13.8% respectively in the year-ago quarter.  US GAAP net income was $9.8 million, or $0.32 per diluted share, compared to $5.1 million and $0.17 per diluted share for the same period a year ago.  Non-GAAP net income was $11.1 million, or $0.36 per diluted share, compared to $7.1 million and $0.23 per diluted share for the same period a year ago.  Reconciliations between non-GAAP financial measures and US GAAP operating results and diluted EPS are included at the end of this release.

“Our performance this quarter was one of the strongest first quarters in the last three years, despite the customary seasonal trends.  We are pleased to see the demand environment for IT services and solutions improving and clients aggressively executing on the strategies they had to delay last year,” said Dmitry Loschinin, President and Chief Executive Officer.  “We are committed to furthering the development of our areas of expertise, such as Big Data, Mobile, Open Source, Agile and other technologies most needed by our customers today.  This quarter was an important milestone for our company, as we entered the public markets and listed our shares on the New York Stock Exchange.  We believe this, together with increased collaboration with our long-standing clients, will enable us to further grow in our core geographies as we strive to continue on our path of uninterrupted growth since inception”.

The core revenue generating geographies experienced double digit growth during the past quarter, as compared to the same period a year ago: revenues generated in the U.S. increased 22%, the U.K. increased 14% and Germany increased 28%.  Our headcount crossed 6,000 and as of June 30, 2013 the total number of employees was 6,161.

“We have been actively growing the high potential clients we acquired over the last two years, in particular within the financial, automotive and transport, and travel and aviation verticals, underpinned by the solution stacks that we have developed over that time. Our business expertise in risk management, reference data and fixed income helped us anchor and expand within several global clients in the financial services space.  We were able to win several large bids and secure new clients in the automotive sector thanks to our connected car and HMI expertise. I am also excited to see further success of our platforms, such as Twister, which had several successful deployments in the first quarter; SWIFT, which is now in even greater demand with added HTML-5 capability; and iviLink, which has gained a greater visibility among global Tier 1 suppliers following our cooperation with Ford during our last financial year on the new open source connectivity technology standard - SmartPhoneLink ,” - said Michael Friedland, Executive Vice President.

Outlook For The Year Ending March 31, 2014:

The Company is providing the following guidance for the financial year ending March 31, 2014:

•                  Revenue is expected to be at least $378.0 million, an increase of at least 20.0% year over year.

•                  EBITDA margin adjusted for stock-based compensation is expected to be in the range of 17.0% - 19.0%.

•                  Diluted EPS is expected to be at least $1.30 on a US GAAP basis and at least $1.48 on a non-GAAP basis.

•                  EPS is based on an estimated weighted average of 32,225,565 diluted shares.

“We are pleased to deliver strong first quarter financial results and hope to capitalize on an ongoing momentum that the IT services industry has regained, “ - said Roman Yakushkin, Chief Financial Officer. “The Company is growing faster than the overall custom application and software development market within which we operate, thanks to its agility, poignant vertical solutions and intensifying demand for engineering talent from Central and Eastern Europe. All our industry verticals demonstrated solid growth. We have expanded in both the U.S. and Europe and plan to continue seamlessly providing our quality services to customers.”

Conference Call Information:

Luxoft Holding, Inc will host a conference call on August 14, 2013 at 8:00 a.m. EST to discuss its financial results for the three months ended June 30, 2013. To access the conference call, please dial 877-407-0666 (for  U.S. callers) or 201-689-8023 (for international callers).  A live webcast of the conference call will also be available during the call and can be accessed at https://event.webcasts.com/starthere.jsp?ei=1020470. Participants, please access the website at least 10 minutes prior to the call to register and follow the instructions provided on the website to download and install the necessary applications. An archived recording of the conference call will be available for a limited time by dialing one of the following numbers: 877-660-6853 (for U.S. callers) or 201-612-7415 (for international callers) and entering the conference ID# 418801. The replay will be available from two hours as of the end of the call and up to 11:59 p.m. EST on August 28, 2013. The replay will also be available at Luxoft’s Investor Relations section during the same time period.

About Luxoft:

Luxoft Holding, Inc (NYSE: LXFT) is a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large multinational corporations. Luxoft’s software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Luxoft’s solutions are based on its proprietary products and platforms that directly impact its clients’ business outcomes and efficiently deliver continuous innovation.  The company’s core resources are located in Central and Eastern Europe, where Luxoft has 14 delivery centers, 18 offices and presence in 12 countries, employing over 6,150 people.  Luxoft is domiciled in Tortola, British Virgin Islands, has its principal executive office in Zug, Switzerland and is listed on New York Stock Exchange (LXFT US). For more information, please visit http://www.luxoft.com.

Non-GAAP Financial Measures:

To supplement our financial results presented in accordance with US GAAP, this press release includes the following measures defined by the Securities and Exchange Commission as non-GAAP financial measures: earnings before interest, tax, depreciation and amortization (EBITDA); adjusted EBITDA; non-GAAP net income; and non-GAAP diluted Earnings per share (EPS). Please note that we have changed the definition of non-GAAP net income and non-GAAP EPS as of this reporting quarter as defined further: non-GAAP net income, and non-GAAP EPS exclude stock-based compensation expense, amortization of fair value adjustments to intangible assets and impairment thereof and other acquisitions related costs, that may include changes in the fair value of contingent consideration liabilities. Non-GAAP diluted EPS are calculated as non-GAAP net income divided by weighted average number of diluted shares. We provide these non-GAAP financial measures because we believe that they present a better measure of our core business and management uses them  internally to evaluate our ongoing performance.  Accordingly, we believe that these non-GAAP measures are useful to investors in enhancing and understanding of our operating performance.  These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable US GAAP measures. The non-GAAP results and a full reconciliation between US GAAP and non-GAAP results are provided in the accompanying tables at the end of this press release.

Forward-Looking Statements:

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore research and development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; seasonal trends and the budget and work cycles of our clients; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the expected timing of the increase in our corporate tax rate; our expectations with respect to the proportion of our fixed price contracts; our expectation that our Freedom Professional Services and Technologies LLC acquisition will help us develop new practice expertise; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; our plans to introduce new products for commercial resale and licensing in addition to providing services; our anticipated joint venture with one of our clients; IBS Group Holding Limited and its subsidiaries consideration of further divesting all or a portion of its ownership interest in us; and our continued financial relationship with IBS Group Holding limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading “Risk Factors” in the final prospectus for our initial public offering and other documents filed with the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Investor Relations:

Alina V. Plaia

Vice President

(212) 964-9900 (ext. 2404)

ir@luxoft.com

LUXOFT HOLDING, INC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of US dollars)

	For the three months ended June 30,
	2012	2013
	(unaudited)
Sales of services	$71,013	$83,771
Operating expenses
Cost of services (exclusive of depreciation and amortization)	44,503	49,029
Selling, general and administrative expenses	17,950	20,920
Depreciation and amortization	2,031	2,897
Operating income	6,529	10,925

Other income and expenses
Interest expense, net	(383)	(381)
Other gains, net	11	31
Gain from foreign currency exchange contract	—	93
Net foreign exchange loss	(491)	(270)
Income from continuing operations before income taxes	5,666	10,398

Provision for income tax	(608)	(584)
Income from continuing operations	5,058	9,814
Net income	$5,058	$9,814
Net (income)/loss attributable to the non-controlling interest	—	—
Net income attributable to the Group	$5,058	$9,814

Other comprehensive income, net of tax
Foreign currency translation adjustment	(739)	496
Less: other comprehensive income attributable to the non-controlling interest	—	—
Comprehensive income attributable to the Group	$4,319	$10,310

LUXOFT HOLDING, INC

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars except share amounts)

	As of March 31, 2013	As of June 30, 2013 (unaudited)
Assets
Current assets:
Cash and cash equivalents	$4,499	$6,173
Trade accounts receivable, net of allowance for doubtful accounts of $487 at March 31, 2013 and $772 at June 30, 2013	77,562	84,614
Work-in-progress	3,478	5,250
Due from related parties	6,811	3,527
VAT and other taxes receivable	810	941
Deferred tax assets	238	280
Advances issued	1,964	2,487
Foreign currency exchange contract financial asset	—	93
Other current assets	1,650	2,989
Total current assets	97,012	106,354

Non-current assets:
Property and equipment, net	21,860	22,960
Intangible assets, net	22,357	21,966
Goodwill	11,351	11,351
Due from related parties	430	—
Other non-current assets	2,212	2,159
Total non-current assets	58,210	58,436
Total assets	$155,222	$164,790

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	$16,576	$31,755
Accounts payable	9,177	8,176
Advances received	1,384	1,316
Accrued liabilities	12,592	12,967
Due to related parties	261	229
Capital lease obligations, current portion	183	99
VAT and other taxes payable	4,489	3,877
Payable for business acquisition, current	2,015	2,015
Dividends payable to shareholders	—	15,405
Deferred tax liability, current	230	230
Payable for software acquisition, current	3,265	3,313
Other current liabilities	178	182
Total current liabilities	50,350	79,564

Deferred tax liability, non-current	3,464	3,309
Capital lease obligations, less current portion	6	—
Payable for business acquisition, non-current	3,790	3,790
Payable for software acquisition, non-current	2,317	2,317
Total liabilities	59,927	88,980

Shareholders’ equity:	As of March 31, 2013	As of June 30, 2013 (unaudited)
Share capital (36,400,000 shares authorized, 30,593,080 issued and outstanding with no par value as at March 31, 2013, and 80,000,000 shares authorized, 30,736,104 issued and outstanding with no par value as at June 30, 2013)	—	—
Additional paid-in capital	50,936	51,621
Retained earnings	46,720	26,054
Accumulated other comprehensive loss	(2,393)	(1,897)
Total shareholders’ equity attributable to the Group	95,263	75,778
Non-controlling interest	32	32
Total equity	95,295	75,810
Total liabilities and equity	$155,222	$164,790

LUXOFT HOLDING, INC

Reconciliations of Non-GAAP Financial Measures to Comparable US GAAP Financial Measures
(Unaudited)
(In thousands of US Dollars, except per share amounts and percentages)

	Three Months Ended June 30,
	2013	2013		2013
	GAAP	Adjustments		Non-GAAP
Net income	9,814	1,326	(a)	11,140
Diluted Earnings per share	$0.32	—		$0.36

	Three Months Ended June 30,
	2012	2012		2012
	GAAP	Adjustments		Non-GAAP
Net income	5,058	2,038	(a)	7,096
Diluted Earnings per share	$0.17	—		$0.23

	Three Months Ended, June 30
(a)	2012	2013
Adjustments to GAAP net income
Stock-based compensation expense	$1,716	$685
Amortization of purchased Intangible assets	322	641
Total Adjustments to GAAP net income	$2, 038	$1,326

	Three Months Ended, June 30
Reconciliation of earnings before interest, tax, depreciation and amortization	2012	2013
Net income	$5,058	$9,814
Adjusted for:
Interest Expense	383	381
Income tax	608	584
Depreciation and Amortization	2,031	2,897
EBITDA	$8,080	$13,676
Adjusted for
Stock based compensation	$1,716	$685
Adjusted EBITDA	$9,796	$14,361

LUXOFT HOLDING, INC

Schedule of supplemental information (unaudited)

(In thousands, except percentages)

	Three Months Ended June 30,
	2012		2013
Client location	Amount	% of sales	Amount	% of sales
U.S.	$27,237	38.4%	$33,280	39.7%
U.K.	20,592	29.0%	23,502	28.1%
Germany	8,746	12.3%	11,215	13.4%
Russia	6,321	8.9%	7,041	8.4%
Canada	3,904	5.5%	4,274	5.1%
Rest of Europe	3,102	4.4%	4,153	5.0%
Other	1,112	1.6%	307	0.4%
Total	$71,013	100%	$83,771	100%

	Three Months Ended June 30,
	2012		2013
Industry vertical	Amount	% of sales	Amount	% of sales
Financial services	$38,297	53.9%	$46,760	55.8%
Travel and aviation	9,446	13.3%	10,595	12.6%
Automotive and transport	5,756	8.1%	8,342	10.0%
Technology	7,252	10.2%	7,959	9.5%
Telecom	7,921	11.2%	7,687	9.2%
Energy	1,928	2.7%	1,979	2.4%
Other	413	0.6%	450	0.5%
Total	$71,013	100%	$83,771	100%

Source: Luxoft Holding, Inc